    Request for Acceleration of Effective Date of Registration Statement of
                    Oppenheimer Capital Appreciation Fund
       Pursuant to Rule 461 under the Securities Act of 1933, as amended

VIA EDGAR

September 6, 2007

Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, Virginia 22312

Re:  Oppenheimer Capital Appreciation Fund/Growth Fund N-14; File No. 333-144755

To the Securities and Exchange Commission:

     Oppenheimer    Capital    Appreciation   Fund   (the    "Registrant")   and
OppenheimerFunds  Distributor,  Inc., as general distributor of the Registrant's shares,  hereby  request  effectiveness  on  September  6,  2007,  or as soon as practicable thereafter, of the Registrant's Pre-Effective Amendment No. 5 to its
Registration Statement on Form N-14.

     The undersigned  hereby  acknowledge  that (i) should the Commission or the staff, acting pursuant to delegated authority,  declare the filing effective, it does not  foreclose  the  Commission  from taking any action with respect to the filing;  (ii) the action of the  Commission  or the staff,  acting  pursuant  to delegated  authority,  in declaring the filing  effective,  does not relieve the
Registrant  from its full  responsibility  for the  adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any  proceeding  initiated by the  Commission or any person under the federal securities laws of the United States.

                                          Oppenheimer Capital Appreciation Fund

                                          By:      /s/ Lisa I. Bloomberg
                                          --------------------------------------
                                          Lisa I. Bloomberg, Assistant Secretary

                                          OppenheimerFunds Distributor, Inc.

                                          By:      /s/ Janette Aprilante
                                          --------------------------------------
                                          Janette Aprilante, Secretary